gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

February 9, 2007

Via Federal Express

Mail Stop 7010

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2

File No.: 333-137920

SEC Comment Letter dated February 6, 2007

Dear Ms. Long:

Following up my telephone conversation with Brigitte Lippmann of February 8, 2007, the following responses correspond to the above-referenced SEC Comment Letter.

1.

You correctly indicate that the Issuer’s 2nd Amendment was incorrectly filed and such 2nd Amendment (with no changes whatsoever) has been re-filed correctly.

2.

We do not feel it is appropriate to include a new Risk Factor as requested as relates to a “Blank Check” company.  Reference is made to the Issuer’s 1st Amendment to its Registration Statement (wherein response to the Commission’s comments we added new paragraphs 3 and 4 to the Prospectus Summary section.  The 3rd paragraph provides details with respect to Pinewood Imports, Ltd.(“Pinewood”) Reverse merger with a company now known as Mill Basin Technologies, Ltd.  This paragraph was inserted due to the fact that the Issuer’s President was a Director of Pinewood and the spouse of the latter’s then President.  Due to such relationship and the aforesaid reverse merger, we then added a 4th paragraph stating “Management of Greenleaf have no current intention of engaging in any merger or acquisition within the next 12 months.”

To further augment the above quoted language, the Issuer’s President wrote a letter to me dated November 30, 2006 (a copy of which is enclosed) which letter was filed as correspondence with my response letter with Issuer’s 1st Amendment.

Neither the above quoted paragraph nor correspondence of the nature indicated in the aforesaid Issuer’s letter to me were included (in form or substance) in Pinewood SEC filings.

gary b. wolff, p.c.

  Counselor At Law

Pamela Long, Assistant Director

Division of Corporate Finance

February 9, 2007

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2

File No.: 333-137920

SEC Comment Letter dated February 6, 2007

3.

We respectfully request and make reference to our January 18, 2007 letter to the Commission and Exhibits A through D thereto which indicate, in part, responses with respect to (i) Pinewood’s acquisition and the fact that the Issuer is not a blank check copy (see paragraph numbered 1); and (ii) comparative information with respect to Selling Shareholders lists, paragraph numbered 2.  We have reviewed the full contents of such letter and exhibits and believe that same (i) remains accurate as is; and (ii) fully addresses the issues raised.

Based upon the above, it is my legal opinion that neither I nor Jonathan Rich may be deemed promoters of the Issuer, as defined in Rule 405 of the Securities Act Rules.

The undersigned had a past relationship with Issuer’s President (when she was a Director of Pinewood) and was requested by her to act as legal counsel for purposes of Issuer’ then proposed Registration Statement.  Neither the undersigned nor Jonathan Rich, either acting alone or in conjunction with others directly or indirectly took the initiative in either founding or organizing the Issuer, nor did the undersigned or Jonathan Rich receive consideration as referred to in paragraph 1(ii) of the definition of “promoter” as found in Rule 415.

Further and insofar as Mr. Rich is concerned, to the best of our knowledge, his first knowledge as to the fact that Issuer filed their Registration Statement on October 10, 2006 resulted from our office subsequently making him aware of such filing on or about November 20, 2006 and inquiring whether he would file the Form 211 application with the NASD which he subsequently agreed to do.

Additionally neither Mr. Rich nor I solicited any of Issuer’s shareholders (other than accepting the undersigned’s assistant (Holly Bottega) subscription for shares as well as that of the undersigned’s adult son.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Greenleaf Forest Products, Inc.

Most & Company, LLP

Greenleaf Forest Products, Inc.

1611 Gate Creek Drive

Pearland, TX 77581

1-888-880-9663

November 30, 2006

Gary B. Wolff

805 Third Avenue

21st Floor

New York, New York 10022

Dear Mr. Wolff:

Throughout the course of Greenleaf Forest Products, Inc. (“Greenleaf”) registration process, commencing with its initial filing of its SB-2 Registration Statement, we have gone forward with our described business plan and, in fact, generated revenues for the three months ended September 30, 2006 of approximately $158,000.

We had, at no time, prior to or throughout the registration process intended to use Greenleaf as a “shell” or to engage in any form of business combination, including, but not limited to reverse merger.

We are writing simply to again place on record and reiterate that we have no intention whatsoever to conduct business in any manner other than as described in our Registration Statement and, in fact, while we discussed with you the feasibility of building Greenleaf through acquisition of other companies solely in our field of business, to date, we have not sought any potential merger or acquisition source nor have we authorized any person or entity to seek such source on our behalf and have no current intention to do so.

Very truly yours,

/s/ Michelle Maresova

Michelle Maresova

President